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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1


                                    AROC INC.
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                        (Name of Subject Company (issuer)

                                MPAC ENERGY, LLC
                            ENCAP INVESTMENTS L.L.C.
                                GARY R. PETERSEN
                                ROBERT L. ZORICH
                               D. MARTIN PHILLIPS
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                    (Names of Filing Persons (other persons))

                    Common Stock - $0.001 par value per share
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                         (Title of Class of Securities)

                                    00204J102
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                      (CUSIP Number of Class of Securities)

                                Robert L. Zorich
                            EnCap Investments L.L.C.
                           1100 Louisiana, Suite 3150
                              Houston, Texas 77002
                                 (713) 659-6100
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                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   COPIES TO:
                                Timothy T. Samson
                              Thompson & Knight LLP
                             1200 Smith, Suite 3600
                              Houston, Texas 77002

                            CALCULATION OF FILING FEE
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             Transaction valuation*              Amount of filing fee
                    $2,294,003                          $458.80
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*For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 38,233,383 shares of common stock, par value $0.001 per share, of AROC Inc. at a price per share of $0.06. Such number of shares represents 55,278,837 shares of AROC's shares of common stock outstanding as of March 1, 2001, less 17,045,454 shares beneficially held by MPAC Energy, LLC.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $458.80
                                 -----------------------------
         Form or Registration No.: Schedule TO
                                   ---------------------------
         Filing Party: AROC INC.
                       ---------------------------------------
         Date Filed: May 14, 2001
                     -----------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [x]   third-party tender offer subject to rule 14(d)-1.
   [ ]    issuer tender offer subject to rule 13e-4.
   [x]   going-private transaction subject to Rule 13e-3.
   [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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This Amendment No. 1 amends the joint Schedule TO/13E-3 filed by MPAC Energy,
LLC, a Texas limited liability company ("MPAC"), EnCap Investments L.L.C., a Delaware limited liability company ("EnCap"), Gary R. Petersen, Robert L. Zorich, and D. Martin Phillips relating to (i) the offer by AROC Inc. to purchase any and all outstanding shares of its common stock, par value $0.001 per share, at a purchase price of $0.06 per share, and (ii) the proposed second-step transaction by MPAC that will cause AROC to no longer be a public company as set forth in the Offer to Purchase, to attach a press release dated July 19, 2001, relating to the tender offer as Exhibit 99.4.

ITEM 12.  EXHIBITS.

4.1      Offer to Purchase.*

4.2      Letter of Transmittal.*

4.3      Notice of Guaranteed Delivery.*

4.4      Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

4.6      Letter to Shareholders from the Company.*

4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.*

5.1 Opinion of Randall & Dewey, Inc. relating to the fair market value of AROC's assets dated April 16, 2001.*

10.19 Severance Agreement and Mutual Release dated as of April 11, 2001 between John A. Keenan, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.20 Severance Agreement and Mutual Release dated as of April 11, 2001 between Paul R. Fenemore, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.21 Severance Agreement and Mutual Release dated as of April 11, 2001 between Francis M. Munchinski, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.22 Severance Agreement and Mutual Release dated as of April 11, 2001 between Robert E. Shulte, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

23.1     Consent of Keeling & Associates, Inc.**

99.1     Text of Press Release dated June 8, 2001.***

99.2     Text of Press Release dated June 26, 2001.****

99.3     Summary of Lee Keeling & Associates, Inc. report, as of January 1,
         2001.**

99.4     Text of Press Release dated July 19, 2001.*****


* Incorporated by reference to the Schedule TO-I (Amendment No. 4) filed by AROC Inc. dated June 29, 2001.
** Incorporated by reference to the same exhibit number filed with AROC's Form 10-Q for the quarter ended March 31, 2001.
*** Incorporated by reference to the Schedule TO-I (Amendment No. 2) filed by AROC Inc. dated June 8, 2001.
**** Incorporated by reference to the Schedule TO-I (Amendment No. 3) filed by AROC Inc. dated June 27, 2001.
***** Incorporated by reference to the Schedule TO-I (Amendment No. 6) filed by AROC Inc. dated July 19, 2001.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2001                MPAC Energy, LLC



                                    By:  /s/ Robert L. Zorich
                                       -----------------------------------------
                                       Robert L. Zorich, President


Dated: July 20, 2001                EnCap Investments L.L.C.



                                    By:   /s/ Robert L. Zorich
                                       -----------------------------------------
                                       Robert L. Zorich, Managing Director


Dated: July 20, 2001                   /s/ Gary R. Petersen
                                       -----------------------------------------
                                       Gary R. Petersen


Dated: July 20, 2001                   /s/ Robert L. Zorich
                                       -----------------------------------------
                                       Robert L. Zorich


Dated: July 20, 2001                   /s/ D. Martin Phillips
                                       -----------------------------------------
                                       D. Martin Phillips

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                                  EXHIBIT INDEX



EXHIBIT  EXHIBIT NAME

4.1      Offer to Purchase.*

4.2      Letter of Transmittal.*

4.3      Notice of Guaranteed Delivery.*

4.4      Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

4.6      Letter to Shareholders from the Company.*

4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.*

5.1 Opinion of Randall & Dewey, Inc. relating to the fair market value of AROC's assets dated April 16, 2001.*

10.19 Severance Agreement and Mutual Release dated as of April 11, 2001 between John A. Keenan, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.20 Severance Agreement and Mutual Release dated as of April 11, 2001 between Paul R. Fenemore, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.21 Severance Agreement and Mutual Release dated as of April 11, 2001 between Francis M. Munchinski, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.22 Severance Agreement and Mutual Release dated as of April 11, 2001 between Robert E. Shulte, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

23.1     Consent of Keeling & Associates, Inc.**

99.1     Text of Press Release dated June 8, 2001.***

99.2     Text of Press Release dated June 26, 2001.****

99.3     Summary of Lee Keeling & Associates, Inc. report, as of January 1,
         2001.**

99.4     Text of Press Release dated July 19, 2001.*****

* Incorporated by reference to the Schedule TO-I (Amendment No. 4) filed by AROC Inc. dated June 29, 2001.
** Incorporated by reference to the same exhibit number filed with AROC's Form 10-Q for the quarter ended March 31, 2001.
*** Incorporated by reference to the Schedule TO-I (Amendment No. 2) filed by AROC Inc. dated June 8, 2001.
**** Incorporated by reference to the Schedule TO-I (Amendment No. 3) filed by AROC Inc. dated June 27, 2001.
***** Incorporated by reference to the Schedule TO-I (Amendment No. 6 filed by AROC Inc. dated July 19, 2001.